HANAROTELECOM INCORPORATED INTENDS TO DELIST ITS AMERICAN DEPOSITARY RECEIPTS FROM THE NASDAQ GLOBAL SELECT MARKET AND TO DEREGISTER AND TERMINATE ITS U.S. REPORTING OBLIGATIONS UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934.

The Board of Directors of hanarotelecom incorporated (“hanarotelecom” or “the Company”), adopted a resolution that approves the delisting of its American Depositary Receipts (“ADRs”), each representing one share of common stock of the Company, from the Nasdaq Global Select Market (“Nasdaq”) and the deregistration of the Company and termination of its reporting obligations under the U.S. Securities Exchange Act of 1934.

hanarotelecom has provided written notice to Nasdaq of its intent to delist and will file Form 25 with the U.S. Securities and Exchange Commission (“SEC”) on or about June 18, 2007, to effect the delisting. Unless the Form 25 is withdrawn by the Company, the delisting will become effective ten days after this filing. Accordingly, hanarotelecom anticipates that the last day of trading of ADRs on Nasdaq will be on or about June 28, 2007.

The Company intends to file a Form 15F with the SEC to terminate its registration and reporting obligations under the Securities Exchange Act on or about June 28, 2007. The deregistration will be effective 90 days after the filing of Form 15F, although the Company’s reporting obligations will be suspended upon filing Form 15F.

The rationale for delisting from Nasdaq and terminating the Company registration under the Exchange Act is primarily based on the following:

• hanarotelecom’s average daily trading volume of shares represented by ADRs on Nasdaq has remained very low since 2001 and accounted for less than 1% of worldwide trading for the year started May 19, 2006 and ended May 18, 2007;

• Delisting from Nasdaq will consolidate trading on hanarotelecom’s primary exchange, KOSDAQ (Korean Securities Dealers Automated Quotation), which accounts for approximately 99% of total worldwide trading;

• hanarotelecom’s tight discipline and increased focus on the optimization of operating costs and administrative procedures is a key feature on the Company’s shareholder value creation proposition. Considering the limited trading volume on Nasdaq, hanarotelecom believes that the costs and expenses associated with maintaining a dual listing significantly outweigh the benefits of continuing such listing and registration.

Following the delisting from Nasdaq, the Company’s common shares will continue to trade on KOSDAQ and hanarotelecom will continue to publish its Annual Report and Accounts and other documents and communications in accordance with Exchange Act Rule 12g3-2(b) on its Investor Relations website www.hanaro.com.

The Company has not arranged for listing and/or registration of the Company’s securities on another U.S. securities exchange or for quotation of the Company’s securities on any other quotation medium in the United States. ADR holders are entitled to receipt of the Company’s common shares upon surrender of their ADRs or, after six months of the date of termination of its ADR facility, cash, in accordance with the procedures set forth in the Deposit Agreement for the ADR facility. Although steps are being taken to delist the ADRs, hanarotelecom has not terminated its ADR facility.

ADR holders can contact hanarotelecom’s Investor Relations Department at ir@hanaro.com or +822 6266 4526 or Deutsche Bank’s Broker Services Line on +1 212 250 9100 or +852 7273 7870 for further information.”